Exhibit 99.1

Virax Biolabs Group Limited

(Incorporated in the Cayman Islands with limited liability)

Notice of 2024 Annual General Meeting of Shareholders

To Be Held on December 12, 2024, at 2:00 p.m., local time

NOTICE IS HEREBY GIVEN THAT the annual general meeting (the “Meeting” or “AGM”) of holders of ordinary shares (the “Ordinary Shares”) (the “shareholders”) of Virax Biolabs Group Limited (the “Company”) will be held at BioCity Glasgow, Bo’Ness Road, Newhouse, Lanarkshire, ML1 5UH, on December 12, 2024, at 2:00 p.m., local time. Eligible shareholders, directors, as well as duly appointed proxyholders will be able to attend, participate and vote at the Meeting.

The purpose of the Meeting is as follows:

1.

RESOLVED as an ordinary resolution: to ratify and approve the appointment of Reliant CPAs PC as auditor of the Company for the fiscal year ending March 31, 2025, and to authorize the board of directors of the Company to fix the remuneration of the auditor (the “Auditor Proposal”);

2.	RESOLVED as an ordinary resolution: to elect the following persons as Directors of the Company, pursuant to the Company’s Articles of Association (the “Election Proposal”);

a.

James Foster be re-elected as a director of the Company to hold office until the next annual general meeting or until his successors are duly elected and qualified, subject to earlier death, resignation, or removal;

b.

Nigel McCracken be re-elected as a director of the Company to hold office until the next annual general meeting or until his successors are duly elected and qualified, subject to earlier death, resignation, or removal;

c.

Evan Norton be re-elected as a director of the Company to hold office until the next annual general meeting or until his successors are duly elected and qualified, subject to earlier death, resignation, or removal;

d.

Yair Erez be re-elected as a director of the Company to hold office until the next annual general meeting or until his successors are duly elected and qualified, subject to earlier death, resignation, or removal; and

e.

Nelson Haight be re-elected as a director of the Company to hold office until the next annual general meeting or until his successors are duly elected and qualified, subject to earlier death, resignation, or removal;

3.	RESOLVED as an ordinary resolution: to approve the 2024 Equity Incentive Plan and the United Kingdom Sub-Plan (the “Equity Incentive Plan Proposal”); and

4.

to approve to direct the chairman of the annual general meeting to adjourn the annual general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the meeting, there are not sufficient votes to approve the proposals 1 – 3 (the “Adjournment Proposal”).

The foregoing items of business are described in the proxy statement accompanying this notice. The board of directors of the Company (the “Board of Directors”) unanimously recommends that the shareholders vote “FOR” for all the items.

The Board of Directors of the Company has fixed the close of business New York time on October 14, 2024 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the AGM or any adjourned or postponed meeting thereof.

Please refer to the proxy form, which is attached to and made a part of this notice. Holders of record of the Company’s ordinary shares at the close of business on the Record Date are entitled to vote at the AGM and any adjourned or postponed meeting thereof.

Management is soliciting proxies. Shareholders who are unable to attend the Meeting or any adjournment thereof and who wish to ensure that their Ordinary Shares will be voted are requested to complete, date and sign the enclosed form of proxy in accordance with the instructions set out in the form of proxy and in the proxy statement accompanying this Notice and vote it (i) online at www.proxydocs.com/VRAX, (ii) by phone at 866-519-3939, or (iii) by mail to P.O. BOX 8016, CARY, NC 27512-9903 c/o Mediant Communications.

Holders of record of the Company’s ordinary shares as of the Record Date are cordially invited to attend the AGM in person. Your vote is important. If you cannot attend the AGM in person, you are urged to complete, sign, date and return the accompanying proxy form as promptly as possible. We must receive the proxy form no later than 48 hours before the time of the AGM to ensure your representation at such meeting.

Pursuant to Nasdaq’s Marketplace Rules which permit companies to make available their annual report to shareholders on or through the company’s website, the Company posts its annual reports on the Company’s website. The Company adopted this practice to avoid the considerable expense associated with mailing physical copies of such report to record holders. You may obtain a copy of our annual report to shareholders by visiting the “SEC Filings” heading under the “SEC Filings” section of the Company’s website at https://ir.viraxbiolabs.com/. If you want to receive a paper or email copy of the Company’s annual report to shareholders, you must request one. There is no charge to you for requesting a copy. Please make your request for a copy to the Investor Relations Contact of the Company, at info@viraxbiolabs.com.

Virax Biolabs Group Limited

VIRAX BIOLABS GROUP LIMITED

Date:	October 31, 2024	By:	/s/ James Foster
James Foster, Chief Executive Officer

VIRAX BIOLABS GROUP LIMITED

Annual General Meeting of Shareholders

December 12, 2024

2:00 p.m., local time

PROXY STATEMENT

The board of directors (the “Board of Directors”) of Virax Biolabs Group Limited (the “Company”) is soliciting proxies for the annual general meeting of shareholders (the “Meeting” or “AGM”) of the Company to be held on December 12, 2024 at 2:00 p.m. local time. The Company will hold the Meeting at BioCity Glasgow, Bo’Ness Road, Newhouse, Lanarkshire, ML1 5UH, which shareholders will be able to attend in person. Shareholders will have an equal opportunity to participate at the Meeting and engage with the directors, management, and other shareholders of the Company online, regardless of their geographic location.

Eligible shareholders and duly appointed proxyholders will be able to attend, participate and vote at the Meeting in person. Beneficial shareholders who hold their ordinary shares of the Company (the “Ordinary Shares”) through a broker, investment dealer, bank, trust corporation, custodian, nominee, or other intermediary who have not duly appointed themselves as proxyholder will be able to attend as guest, but will not be able to participate in or vote at the Meeting.

Only holders of the Ordinary Shares of the Company of record at the close of business on October 14, 2024 (the “Record Date”) are entitled to attend and vote at the Meeting or at any adjournment thereof. Members holding Ordinary Shares that represent not less than one-third (1/3) of the issued Ordinary Shares carrying the right to vote at the Meeting shall form a quorum.

Any shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote on such shareholder’s behalf. A proxy need not be a shareholder of the Company. Each holder of the Company’s Ordinary Shares shall be entitled to one vote in respect of each Ordinary Share held by such holder on the Record Date.

After carefully reading and considering the information contained in this proxy statement, including the annexes, please vote your shares as soon as possible so that your shares will be represented at the Meeting. Please follow the instructions set forth on the proxy card or on the voting instruction form provided by the record holder if your shares are held in the name of your broker or other nominee.

PROPOSALS TO BE VOTED ON

The purpose of the Meeting is as follows:

1.

RESOLVED as an ordinary resolution: to ratify and approve the appointment of Reliant CPAs PC as auditor of the Company for the fiscal year ending March 31, 2025, and to authorize the board of directors of the Company to fix the remuneration of the auditor (the “Auditor Proposal”);

2.

RESOLVED as an ordinary resolution: to re-elect the following persons as Directors of the Company, pursuant to the Company’s Articles of Association (the “Election Proposal”);

 a. James Foster be re-elected as a director of the Company to hold office until the next annual general meeting or until his successors are duly elected and qualified, subject to earlier death, resignation, or removal;

b. Nigel McCracken be re-elected as a director of the Company to hold office until the next annual general meeting or until his successors are duly elected and qualified, subject to earlier death, resignation, or removal;

c. Evan Norton be re-elected as a director of the Company to hold office until the next annual general meeting or until his successors are duly elected and qualified, subject to earlier death, resignation, or removal;

d. Yair Erez be re-elected as a director of the Company to hold office until the next annual general meeting or until his successors are duly elected and qualified, subject to earlier death, resignation, or removal; and

e. Nelson Haight be re-elected as a director of the Company to hold office until the next annual general meeting or until his successors are duly elected and qualified, subject to earlier death, resignation, or removal;

3.	RESOLVED as an ordinary resolution: to approve the 2024 Equity Incentive Plan and the United Kingdom Sub-Plan (the “Equity Incentive Plan Proposal”); and

4.

to approve to direct the chairman of the annual general meeting to adjourn the annual general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the meeting, there are not sufficient votes to approve the proposals 1 – 3 (the “Adjournment Proposal”).

The Board of Directors recommends a vote “FOR” each of the Proposals No. 1–4.

VOTING PROCEDURE FOR HOLDERS OF ORDINARY SHARES

Shareholders entitled to vote at the Meeting may do so at the Meeting. Shareholders who are unable to attend the Meeting or any adjournment thereof and who wish to ensure that their Ordinary Shares will be voted are requested to complete, date and sign the enclosed form of proxy in accordance with the instructions set out in the form of proxy and in the proxy statement accompanying this Notice and vote it (i) online at www.proxydocs.com/VRAX, (ii) by phone at 866-519-3939, or (iii) by mail to P.O. BOX 8016, CARY, NC 27512-9903 c/o Mediant Communications.

ANNUAL REPORT TO SHAREHOLDERS

Pursuant to Nasdaq’s Marketplace Rules which permit companies to make available their annual report to shareholders on or through the company’s website, the Company posts its annual reports on the Company’s website. The Company adopted this practice to avoid the considerable expense associated with mailing physical copies of such report to record holders. You may obtain a copy of our annual report to shareholders by visiting the “SEC Filings” heading under the “SEC Filings” section of the Company’s website at https://ir.viraxbiolabs.com/. If you want to receive a paper or email copy of the Company’s annual report to shareholders, you must request one. There is no charge to you for requesting a copy. Please make your request for a copy to the Investor Relations Contact of the Company, at info@viraxbiolabs.com

PROPOSAL NO. 1

RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Our Audit Committee has selected Reliant CPA PC (“Reliant”) as our independent registered public accounting firm for the fiscal year ended March 31, 2025, and has further directed that we submit the selection of the independent registered accounting firm for ratification by our shareholders at the 2024 Annual Meeting. Reliant has audited the Company’s financial statements since 2023. Representatives of Reliant will not be presented at the 2024 Annual Meeting.

The selection of our independent registered public accounting firm is not required to be submitted for shareholder approval. Nonetheless, the Board is seeking ratification of its selection of Reliant as a matter of further involving our shareholders in our corporate affairs. If our shareholders do not ratify this selection, the Board will reconsider its selection of Reliant and will either continue to retain the firm or appoint a new independent registered public accounting firm. Even if the selection is ratified, the Board may, in its sole discretion, determine to appoint a different independent registered public accounting firm at any time during the year if it determines that such a change would be in our and our shareholders’ best interests.

The Audit Committee reviews and must pre-approve all audit and non-audit services performed by our independent registered public accounting firm, as well as the fees charged by it for such services. In its review of non-audit service fees, the Audit Committee considers, among other things, the possible impact of the performance of such services on the accounting firm’s independence.

Independent Registered Public Accounting Firm’s Fees

The following table sets forth the aggregate fees billed or expected to be billed for audit and other services provided by Reliant for the fiscal year ended March 31, 2024 and 2023. Reliant has served as our principal accounting firm since 2022.

	For the Year Ended March 31,
	2024	2023
Services Rendered
Audit	$50,000	$52,500
Audit related services	23,500	12,500
Tax	-	-
All other fees	15,000	-
Total	$88,500	$65,000

Audit Fees include primarily professional services rendered for the audits of the consolidated financial statements and internal controls over financial reporting, the review of documents filed with the SEC, consents, and financial accounting and reporting consultations.

Audit-Related Fees include reviews of the interim financial statements contained in the Company’s Form 6-K.

Tax Fees include professional service fees for tax compliance, tax planning, and tax advice. Tax compliance involves preparation of original and amended tax returns and claims for refund. Tax planning and tax advice encompass a diverse range of services, including assistance with tax audits and appeals, tax advice related to employee benefit plans, and requests for rulings or technical advice from taxing authorities.

All Other Fees include professional fees associated with the review and consent of SEC filings related to equity issuance for certain officers and former employees.

Pre-Approval Policies and Procedures

Our Audit Committee has adopted a procedure for pre-approval of all fees charged by our independent auditors. Under the procedure, the Audit Committee pre-approves all auditing services and the terms of non-audit services provided by our independent registered public accounting firm, but only to the extent that the non-audit services are not prohibited under applicable law and the Audit Committee determines that the non-audit services do not impair the independence of the independent registered public accounting firm. Other fees are subject to pre-approval by the Audit Committee, or, in the period between meetings, by a designated member of the Board or Audit Committee. Any such approval by the designated member is disclosed to the entire Board at the next meeting. All fees that were incurred in fiscal year 2024 were pre-approved by the Audit Committee.

THE BOARD OF DIRECTORS RECOMMENDS

A VOTE FOR

THE RATIFICATION OF SELECTION OF RELIANT CPA PC AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE YEAR ENDED MARCH 31, 2025

PROPOSAL NO. 2

RE-ELECTION OF CURRENT DIRECTORS

The Board of Directors currently consists of five members. All five current directors named below will seek re-election at the Meeting.

The Company’s corporate governance and nominating committee recommends, and the Board of Directors concurs, that the five current directors be re-elected.

Each director to be re-elected will hold office until the next annual general meeting of shareholders or until his successors are duly elected and qualified, subject to earlier death, resignation, or removal, in accordance with the articles of association of the Company.

DIRECTORS FOR RE-ELECTION

James Foster is our co-founder and has been serving as our Chief Executive Officer, Chairman of the Board of Directors, and Director. From April 2014 to June 2021, Mr. Foster co-founded and served as a board member of Natural Source Group, a product development and distribution company prior to it merging with our Company. From February 2017 to January 2018, he served as an advisor of Pacific Rim Cobalt Corp. (CSE: BOLT), a publicly traded Electric Vehicle focused natural resource company. From 2014 to 2015, Mr. Foster served as the co-founder of Cryptex Card Inc., the company that introduces the world’s first Bitcoin Debit Card solutions. From 2009 to 2013, he served as a board member, vice president, and co-founder of Emerging Asia Capital, a resource focused mergers & acquisitions boutique firm. From June 2008 to November 2008, he served within equity sales of NEX Group plc (formerly, ICAP plc), a securities company. From 2004 to 2005, he has worked within fixed income with Royal Bank of Canada. He received a Bachelor’s Degree in American Studies & Chinese from Nottingham University and a Master’s Degree in International Business Management (China) from School of Oriental & African Studies in London in 2008 and 2009, respectively.

Nigel McCracken is our Chief Operating Officer. Dr. McCracken has been our Chief Operating Officer since September 1, 2023. Prior to joining the Company, from March 2021 to August 2023, Dr. McCracken served as the Chief Scientific Officer of BerGenBio AsA (OTC: BRRGF, LSE: 0RU5 and GR: 7BG), a biopharmaceutical company. From May 2019 to March 2021, Dr. McCracken served as the Chief Operating Officer of NuCana PLC (Nasdaq: NCNA and GR: N04A), a biopharmaceutical company. From September 2014 to April 2019, Dr. McCracken served as the vice president of translational medicine and an executive board member of Debiopharm International SA, a biopharmaceutical company. Dr. McCracken obtained a Master’s degree in Clinical Pharmacology, a Doctor of Philosophy degree in Biochemical Toxicology from Newcastle University, and a Bachelor of Science degree in Biochemistry and Pharmacology from the University of Strathclyde, in 2015, 1991 and 1988, respectively. We believe Dr. McCracken’s extensive experience qualifies him to serve as our Chief Operating Officer.

Yair Erez is our independent Director. Yair is a Partner with Stanley Capital Partners LLP, a mid-market healthcare focused private equity manager based in London and operating globally. Prior to his current role, Yair was a Partner with Bain & Company and McKinsey & Company, working with investors and corporates on M&A and strategy in the life sciences and healthcare sectors. He is a Medical Doctor by training and was a practicing Obstetrician and Gynecologist.

Evan Norton is our independent Director. Since October of 2023, Mr. Norton has been Founder and Managing Partner of SPRIG Equity, a venture capital and growth equity firm focused on medical technology. Since December 2021, Mr. Norton has also been a managing partner at Ballast Capital LLC, a private equity firm. Since September 2016, Mr. Norton has been an adjunct lecturer at Kellogg School of Management of Northwestern University. From November 2019 to May 2021, Mr. Norton served a general partner of Accelmed Partners II L.P., a private equity firm focused on investments in commercial stage Healthtech companies. From January 2010 to November 2019, Mr. Norton served as a director of venture investments and subsequently as managing director of Abbott Laboratories, with his final position as divisional vice president of venture investments of Abbott Laboratories (NYSE: ABT), a medical devices and health care company which provides pharmaceuticals and health care products and services. From

2007 to 2010, Mr. Norton served as a principal of Onset Ventures, a private equity firm which provides early-stage venture capital in the areas of information technology and medical. From 2006 to 2007, Mr. Norton served as a marketing manager of Lifescan, Inc., a subsidiary of Johnson & Johnson (NYSE: JNJ) which focuses on manufacturing products on the diabetes market, specifically blood glucose monitoring systems. From 2002 to 2003, Mr. Norton served a product manager of Stryker Corporation (NYSE: SYK), a medical technologies corporation. From 1998 to 2000, Mr. Norton served as an investment banking associate of JPMorgan Chase & Co. (NYSE: JPM), an investment bank and financial services holding company. From 1996 to 1998, Mr. Norton served as a management consultant in the consulting department of PricewaterhouseCoopers LLP, a public accounting company. Mr. Norton received a master of business administration’s degree from Northwestern University and a bachelor’s degree in business administration in finance from Texas A&M University in 1996 and 2002, respectively.

Nelson Haight is our independent Director. Mr. Haight is a finance executive with over 30 years of professional experience, Mr. Nelson Haight currently serves as Executive Vice President and Chief Financial Officer of TEAM, Inc., (NYSE: TISI) which he joined in June 2022. Previously from June 2020 to June 2022, he served as Senior Vice President, Chief Financial Officer and Treasurer for Key Energy Services, Inc.. From September 2019 to June 2020, Mr. Haight was the interim Chief Financial Officer for Element Markets, LLC, an environmental commodities firm. From November 2018 to June 2019, Mr. Haight was the interim Chief Financial Officer for Epic Companies, LLC, a family office backed oilfield service company. Between July 2017 and September 2018, Mr. Haight was the Chief Financial Officer of Castleton Resources, LLC, a privately held exploration and production company. From December 2011 to July 2017, Mr. Haight served in various capacities from Vice President to Chief Financial Officer at Midstates Petroleum Company, Inc. Mr. Haight served as a member of the board of directors of Mountain Crest Acquisition Corp (Nasdaq: MCAC) from January 2020 to February 2021, and served as a member of the board of directors of Mountain Crest Acquisition Corp. II (Nasdaq: MCAD) from October 2020 to October 2021. He served as a member of the board of directors of Mountain Crest Acquisition Corp. III (Nasdaq: MCAE) from March 2021 to February 2023 and served as a member of the board of directors of Mountain Crest Acquisition Corp. IV (Nasdaq: MCAF) from March 2021 to March 2024. He has also been serving as a member of the board of directors of Mountain Crest Acquisition Corp. V (Nasdaq: MCAG) since April 2021. Mr. Haight received an MPA and BBA from the University of Texas at Austin in May 1988 and was a Certified Public Accountant.

“IT IS HEREBY RESOLVED, as an ordinary resolution, that:

(A)

Mr. James Foster be re-elected as a director of the Company to hold office until the next annual general meeting or until his successors are duly elected and qualified, subject to earlier death, resignation, or removal;

(B)

Dr. Nigel McCracken be re-elected as a director of the Company to hold office until the next annual general meeting or until his successors are duly elected and qualified, subject to earlier death, resignation, or removal;

(C)

Mr. Yair Erez be re-elected as a director of the Company to hold office until the next annual general meeting or until his successors are duly elected and qualified, subject to earlier death, resignation, or removal;

(D)

Mr. Evan Norton be re-elected as a director of the Company to hold office until the next annual general meeting or until his successors are duly elected and qualified, subject to earlier death, resignation, or removal; and

(E)

Mr. Nelson Haight be re-elected as a director of the Company to hold office until the next annual general meeting or until his successors are duly elected and qualified, subject to earlier death, resignation, or removal.”

THE BOARD OF DIRECTORS RECOMMENDS

A VOTE FOR

THE RE-ELECTION OF EACH OF THE CURRENT DIRECTORS NAMED ABOVE

PROPOSAL NO. 3

APPROVAL OF EQUITY INCENTIVE PLAN PROPOSAL

The Compensation Committee of the Board has recommended that the Company should establish and maintain a new equity incentive plan pursuant to which the Company may offer selected officers, directors, employees of and consultants to the Company and its subsidiaries the opportunity to acquire or increase equity ownership in the Company.

On April 17, 2024, the Board adopted, subject to shareholders’ approval, the Virax Biolabs Group Limited 2024 Equity Incentive Plan (the “2024 Plan”) and the related United Kingdom Sub-Plan (“Sub-Plan”). The Plan and the Sub-Plan are designed to enable the flexibility to grant equity awards to our key management employees, directors and consultants and to ensure that we can continue to grant equity awards to eligible recipients at levels determined to be appropriate by the Board and/or the Compensation Committee. A copy of the form of the proposed 2024 Plan and the Sub-Plan is attached as Exhibit 99.3 filed as part of the Form 6-K report containing the proxy statement (which is subject to such reasonable amendments as determined by the Board) and is incorporated herein by reference.

Our Board had previously adopted and our shareholders approved a 2022 Equity Incentive Plan to grant equity awards for up to 131,942 of our ordinary shares and a 2023 Equity Incentive Plan to grant equity awards for up to 250,000 of our ordinary shares (and in each case a related United Kingdom sub-plan) to our employees, directors and consultants. As of October 31, 2024, awards consisting of options to purchase ordinary shares issued under the 2022 Equity Incentive Plan total 114,251 ordinary shares, and 17,691 ordinary shares are available for issuance under the 2022 Equity Incentive Plan; and awards consisting of options to purchase ordinary shares issued under the 2023 Equity Incentive Plan total 229,750 ordinary shares, and 20,250 ordinary shares are available for issuance under the 2023 Equity Incentive Plan.

The Board determined to set the number of ordinary shares to be reserved and available for issuance under the 2024 Plan at 250,000 because it believes that this number will be required for future issuances of awards to attract and retain qualified employees, directors and consultants.

Summary of Material Features of the 2024 Plan

The material features of the 2024 Plan and Sub-Plan are:

•
Subject to any adjustments as necessary pursuant to Article XV, the aggregate number of Shares reserved and available for grant and issuance under the 2024 Plan is 250,000;

•
The Sub-Plan is not intended to provide rights with respect to options to which the Sub-Plan applies in addition to those rights granted under the 2024 Plan but it is adopted to satisfy the requirements of Schedule 5 of Income Tax (Earnings and Pensions) Act 2003;

•
The award of options (including non-qualified options and incentive share options), share appreciation rights, restricted shares, performance share units, performance shares, unrestricted shares, distribution equivalent rights or other share-based awards granted under the 2024 Plan is permitted;

•
If any shares subject to an award are withheld or applied as payment in connection with the exercise of an award or the withholding or payment of taxes related thereto, will be treated as available again for grant under the 2024 Plan. Moreover, the number of shares available for issuance under the 2024 Plan may be increased through the Company’s purchase of shares on the open market with the proceeds obtained from the exercise of any options granted under the 2024 Plan.
•
Subject to certain exception as per Article XV of the 2024 Plan, share options will not be repriced without shareholders’ approval;
•
Except for awards previously granted, the Board may alter, amend, suspend, discontinue or terminate the 2024 Plan in whole or in part without the approval of the Company’s shareholders, except if such shareholder approval is required by any federal or state law or regulation or the rules of any stock exchange or automated quotation system on which the Shares may then be listed or quoted, or the Board determines to submit such amendments or alterations to shareholders for approval; and
•
The term of the 2024 Plan will expire, subject to the right of the Board to amend or terminate the 2024 Plan at any time (pursuant to Article XV of the 2024 Plan), until the earlier of the tenth anniversary of the 2024 Plan’s effective date, or the date all shares subject to the 2024 Plan will have been purchased or acquired and the restrictions on all restricted shares granted under the 2024 Plan will have lapsed.

Based solely on the $1.53 closing price of our ordinary shares as reported by the Nasdaq Capital Market on October 18, 2023 and the maximum number of shares that would have been available for awards as of such date under the 2024 Plan, the maximum aggregate market value of the ordinary shares that could potentially be issued under the 2024 Plan is $382,500, The ordinary shares underlying any awards that are forfeited, canceled or otherwise terminated, other than by exercise, under the 2024 Plan, will be added back to the ordinary shares available for issuance under the 2024 Plan. Shares tendered or held back upon exercise of a share option or settlement of an award under the 2024 Plan to cover the exercise price or tax withholding will be added back to the ordinary shares available for issuance under the 2024 Plan. In addition, ordinary shares repurchased on the open market will be added back to the ordinary shares available for issuance under the 2024 Plan.

Summary of the 2024 Plan

The following description of certain features of the 2024 Plan is intended to be a summary only. The summary is qualified in its entirety by the full text of the 2024 Plan, which is attached hereto as Exhibit 99.3 filed as part of the Form 6-K.

Administration. The 2024 Plan will be administered by the Compensation Committee.

The Committee may delegate any or all of the authority of the Committee with respect to Awards to Grantees other than grantees who are executive officers, non-employee directors, or persons who are subject to Section 16 of the Exchange Act at the time any such delegated authority is exercised.

The Compensation Committee has full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, to make any combination of awards to participants, and to determine the specific terms and conditions of each award, subject to the provisions of the 2024 Plan.

Eligibility. Any individual who is an employee (including any officer) of, a non-employee consultant to, or a non-employee director of, the Company or any subsidiary is eligible to participate in the 2024 Plan, subject to the discretion of the administrator. However, with respect to the grant of an incentive share option, an eligible person is any employee (including any officer) of the Company or any subsidiary.

United Kingdom individuals who meet the criteria under the Plan, including that they are employees (including any officer) of, non-employee consultants to, or non-employee directors of, the Company or any subsidiary is eligible to participate in the 2024 Plan may be granted options under the 2024 Plan as described below.

Vesting Schedule. The plan administrator has discretion in making adjustment in the individual vesting schedules and other restrictions applicable to the Awards granted under the 2024 Plan. The vesting period is set forth in each Award agreement.

Exercise price. The 2024 Plan administrator has discretion in determining the price of the Awards, subject to a number of limitations. The 2024 Plan administrator has absolute discretion in making adjustments to the exercise price of Options.

Payment. The 2024 Plan administrator determines the methods by which payments by any recipient of any Awards under the 2024 Plan are made.

Transfer Restrictions. Except as permitted by the 2024 Plan administrator, and subject to all the transfer restrictions under the applicable laws and regulations and restrictions set forth in the applicable award agreement, all Awards are not transferable or assignable.

Term of the Options. Subject to and consistent with the provisions of the 2024 Plan, the Committee, may grant deferred shares and/or restricted share units to a participant, in such amount and upon such terms as the Committee shall determine.

Term of the Options. It will continue in effect for a term of ten (10) years unless terminated earlier.

THE BOARD OF DIRECTORS RECOMMENDS

A VOTE FOR

THE 2024 EQUITY INCENTIVE PLAN PROPOSAL

PROPOSAL 4

THE ADJOURNMENT PROPOSAL

The adjournment proposal, if approved, will request the chairman of the Annual General Meeting (who has agreed to act accordingly) to adjourn the Annual General Meeting to a later date or dates to permit further solicitation of proxies. The adjournment proposal will only be presented to our shareholders in the event, based on the tabulated votes, there are not sufficient votes at the time of the Annual General Meeting to approve the proposals 1-3 in this proxy statement. If the adjournment proposal is not approved by our shareholders, the chairman of the meeting has the power to adjourn the Annual General Meeting to a later date in the event, based on the tabulated votes, there are not sufficient votes at the time of the Annual General Meeting to approve the proposals.

THE BOARD OF DIRECTORS RECOMMENDS

A VOTE FOR

THE ADJOURNMENT PROPOSAL

OTHER MATTERS

The Board of Directors is not aware of any other matters to be submitted to the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By order of the Board of Directors

October 31, 2024	/s/ James Foster
James Foster
Chief Executive Officer